LEMMINKÄINEN CORPORATION      STOCK EXCHANGE RELEASE 30 NOVEMBER 2017 AT NOON

LEMMIKÄINEN PAVING SEGMENT TO IMPROVE ITS COMPETITIVENESS IN SWEDEN AND NORWAY AND INITIATE NEGOTIATIONS TO REDUCE PERSONNEL

Lemminkäinen’s Paving segment starts a programme to improve its competitiveness and profitability in Sweden and Norway.

Both in Sweden and Norway, the market outlook is good but Lemminkäinen has suffered from the intense price competition and weak operative performance. The company estimates that to improve its competitiveness and profitability, it needs to re-estimate its regional presence and seek ways to lighten its operating model in both countries.

Through these actions, Lemminkäinen aims to save approximately EUR 5 million in fixed costs annually. According to the initial estimates, the personnel impact of the planned measures will be up to 170 full-time equivalents. Personnel negotiations related to this matter will start in Sweden and Norway on 30 November 2017 according to local law and regulations and they will be completed by the end of first quarter of 2018.

LEMMINKÄINEN CORPORATION
Corporate Communications

ADDITIONAL INFORMATION:
Casimir Lindholm, President and CEO
Tel. +358 2071 53304
casimir.lindholm@lemminkainen.com

DISTRIBUTION:
Nasdaq Helsinki Ltd
Key media
www.lemminkainen.com

Lemminkäinen is an expert in complex infrastructure construction and building construction in Northern Europe and one of the largest paving companies in its market. Together with our customers and 4,700 professionals we employ, we build a sustainable society. In 2016, our net sales were EUR 1.7 billion. Lemminkäinen Corporation’s share is quoted on Nasdaq Helsinki Ltd. www.lemminkainen.com

Notice to Lemminkäinen Shareholders in the United States

The YIT shares to be issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.

YIT and Lemminkäinen are Finnish companies and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this release may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for U.S. shareholders of Lemminkäinen to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT and Lemminkäinen are located in non-U.S. jurisdictions, and some or all of YIT’s and Lemminkäinen’s officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders of Lemminkäinen may not be able to sue YIT or Lemminkäinen or their respective officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT or Lemminkäinen to subject themselves to the jurisdiction or judgment of a U.S. court.

Lemminkäinen’s shareholders should be aware that YIT may purchase Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed merger.